# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EchoStar Corporation, CIK 0001415404
CUSIP: 278768106
Title of class of securities: Class A common stock, $0.001 par value
Address of issuer's principal executive offices: 9601 South Meridian Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 06/09/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001316622

## Reporting persons
- REDWOOD CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,944,841; sole dispositive power 0; shared dispositive power 7,944,841; aggregate amount beneficially owned 7,944,841 (5.1% of the class)
- Redwood Capital Management Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,944,841; sole dispositive power 0; shared dispositive power 7,944,841; aggregate amount beneficially owned 7,944,841 (5.1% of the class)
- Double Twins K, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,944,841; sole dispositive power 0; shared dispositive power 7,944,841; aggregate amount beneficially owned 7,944,841 (5.1% of the class)
- RUBEN KLIKSBERG: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,944,841; sole dispositive power 0; shared dispositive power 7,944,841; aggregate amount beneficially owned 7,944,841 (5.1% of the class)

## Item 1. Issuer
Name of issuer: EchoStar Corporation
Address of issuer's principal executive offices: 9601 South Meridian Boulevard, Englewood, Colorado 80112, United States of America

## Item 2. Person Filing
Name of person filing:
REDWOOD CAPITAL MANAGEMENT LLC
Redwood Capital Management Holdings, LP
Double Twins K, LLC
Ruben Kliksberg
Address of principal business office or, if none, residence:
REDWOOD CAPITAL MANAGEMENT LLC
250 West 55th St., 26th Floor
New York, NY 10019

Redwood Capital Management Holdings, LP
250 West 55th St., 26th Floor
New York, NY 10019

Double Twins K, LLC
250 West 55th St., 26th Floor
New York, NY 10019

Ruben Kliksberg
250 West 55th St., 26th Floor
New York, NY 10019
Citizenship:
REDWOOD CAPITAL MANAGEMENT LLC - Delaware
Redwood Capital Management Holdings, LP - Delaware
Double Twins K, LLC - Delaware
Ruben Kliksberg - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
REDWOOD CAPITAL MANAGEMENT LLC - 7,944,841
Redwood Capital Management Holdings, LP - 7,944,841
Double Twins K, LLC - 7,944,841
Ruben Kliksberg - 7,944,841
Percent of class:
REDWOOD CAPITAL MANAGEMENT LLC - 5.1%
Redwood Capital Management Holdings, LP - 5.1%
Double Twins K, LLC - 5.1%
Ruben Kliksberg - 5.1%
Sole power to vote or to direct the vote:
REDWOOD CAPITAL MANAGEMENT LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Ruben Kliksberg - 0
Shared power to vote or to direct the vote:
REDWOOD CAPITAL MANAGEMENT LLC - 7,944,841
Redwood Capital Management Holdings, LP - 7,944,841
Double Twins K, LLC - 7,944,841
Ruben Kliksberg - 7,944,841
Sole power to dispose or to direct the disposition:
REDWOOD CAPITAL MANAGEMENT LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Ruben Kliksberg - 0
Shared power to dispose or to direct the disposition:
REDWOOD CAPITAL MANAGEMENT LLC - 7,944,841
Redwood Capital Management Holdings, LP - 7,944,841
Double Twins K, LLC - 7,944,841
Ruben Kliksberg - 7,944,841

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of REDWOOD CAPITAL MANAGEMENT LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Class A common stock, $0.001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- REDWOOD CAPITAL MANAGEMENT LLC: By: Redwood Capital Management Holdings, LP, its sole member, By: Double Twins K, LLC, its general partner, By: /s/ Ruben Kliksberg*, Ruben Kliksberg / Managing Member (06/18/2025)
- Redwood Capital Management Holdings, LP: By: Double Twins K, LLC, its general partner, By: /s/ Ruben Kliksberg*, Ruben Kliksberg / Managing Member (06/18/2025)
- Double Twins K, LLC: By: /s/ Ruben Kliksberg*, Ruben Kliksberg / Managing Member (06/18/2025)
- RUBEN KLIKSBERG: By: /s/ Ruben Kliksberg*, Ruben Kliksberg (06/18/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.